SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

CONTENTS

On June 26, 2014, Enzymotec Ltd. (“we,” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on one proposal, which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on May 30, 2014. The results of the proposal presented at the Meeting, based on the presence in person or by proxy of holders of 16,619,668 (75.39%) of our outstanding ordinary shares on the record date of May 27, 2014, are described below.

 Proposal: Approval of a compensation policy for the Company's directors and executive officers, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).

For	Against	Abstain
16,522,938	92,026	4,704

Based on the above results and the majority requirements (and the special majority requirements) for the proposal under the Companies Law and the Company’s amended and restated articles of association, the above proposal was approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: June 27, 2014	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer